REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                             MIDDLESEX WATER COMPANY
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

      NEW JERSEY                                             22-1114430
 -------------------------------                          ------------------
 (State or other jurisdiction of                           (I.R.S. Employer
  incorporation or organization)                          Identification No.)

                   1500 RONSON ROAD, ISELIN, NEW JERSEY 08830
                                 (732) 634-1500
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------

                               MARION F. REYNOLDS
                     VICE PRESIDENT, SECRETARY AND TREASURER
                             MIDDLESEX WATER COMPANY
                 1500 RONSON ROAD, ISELIN, NEW JERSEY 08830-3020
                                 (732) 634-1500
            ---------------------------------------------------------
            (Name, address, including zip code. and telephone number,
                   including area code, of agent for service)

                              ---------------------

                                 WITH COPIES TO:

      PETER D. HUTCHEON, ESQ.                   JOHN L. GILLIS, JR., ESQ.
---------------------------------         --------------------------------------
 NORRIS, MCLAUGHLIN & MARCUS, P.A         ARMSTRONG, TEASDALE, SCHLAFLY & DAVIS
 721 ROUTE 202-206, P.O. BOX 1018          ONE METROPOLITAN SQUARE, SUITE 2600
 SOMERVILLE, NEW JERSEY 08876-1018            ST LOUIS, MISSOURI 63102-2740
          (908) 722-0700                              (314) 621-5070

                              --------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                              ---------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of theearlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------

                         CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF              AMOUNT TO BE       OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED           REGISTERED(1)            SHARE(2)             PRICE(2)          REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock .....................    517,000 shares           $22.25               $11,503,250       $3,198.00
========================================================================================================================

------------
(1) Includes 67,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Solely for purposes of calculating the registration fee, a proposed offering price of $22.25 per share has been assumed in accordance with Rule 457(c), which was the average of the high and low prices of the Common Stock as reported by the Nasdaq National Market System on October 27, 1998.

                              ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED NOVEMBER 3, 1998

PROSPECTUS

                                     [LOGO]

                             MIDDLESEX WATER COMPANY

                 450,000 SHARES COMMON STOCK (WITHOUT PAR VALUE)

     Our Common Stock is quoted on the Nasdaq National Market under the symbol, "MSEX." On October 30, 1998, the last reported sale price of the Common Stock on Nasdaq was $22.25 per share. See "COMMON STOCK PRICE RANGE AND DIVIDENDS."

             BEFORE INVESTING IN THE COMMON STOCK, YOU SHOULD REVIEW
              THE SECTION OF THIS PROSPECTUS CALLED "RISK FACTORS"
                             WHICH BEGINS ON PAGE 6.

                           --------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF
                    THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

================================================================================
                     PRICE TO       UNDERWRITING DISCOUNTS          PROCEEDS TO
                      PUBLIC           AND COMMISSIONS(1)         THE COMPANY(2)
--------------------------------------------------------------------------------
Per Share ........     $                $                          $
--------------------------------------------------------------------------------
Total(3) .........     $                $                          $
================================================================================

----------------

(1) We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by us estimated at $135,000.

(3) We have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 67,000 additional shares of Common Stock upon the same terms and conditions as the shares offered hereby to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be increased to $______, $______ and $______, respectively. See "Underwriting."

                             ----------------------


The Underwriters are offering the shares of Common Stock subject to prior sale and their acceptance of the shares from us. Our sale of the shares of Common Stock to the Underwriters is subject to a number of conditions. The Underwriters expect to deliver the shares of Common Stock to purchasers at the offices of Edward D. Jones & Co., L.P. in St. Louis, Missouri, on or about December , 1998.

EDWARD D. JONES & CO., L.P.                         JANNEY MONTGOMERY SCOTT INC.

                 The date of this Prospectus is__________, 1998

                                      [MAP
                                       OF
                                    SERVICE
                                      AREA]

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
PROSPECTUS SUMMARY..........................................................4

THE OFFERING................................................................5

RISK FACTORS................................................................7

FORWARD LOOKING STATEMENTS .................................................9

USE OF PROCEEDS.............................................................9

THE PROJECT.................................................................9

THE COMPANY................................................................10

SELECTED CONSOLIDATED FINANCIAL INFORMATION................................16

MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................18

COMMON STOCK PRICE RANGE AND DIVIDENDS.....................................22

DESCRIPTION OF COMMON STOCK................................................23

DIVIDEND REINVESTMENT PLAN.................................................24

UNDERWRITING...............................................................25

LEGAL MATTERS..............................................................26

EXPERTS....................................................................26

WHERE YOU CAN FIND MORE INFORMATION........................................26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................26


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     This Prospectus Summary calls your attention to selected information in this document, but may not contain all the information that is important to you. Unless otherwise indicated we have assumed, in presenting information about outstanding shares of common stock, including per share information, that the Underwriters' over-allotment option will not be exercised. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including especially the "Risk Factors" section, as well as the documents we have referred you to. See "Incorporation of Certain Documents by Reference."

                                   OUR COMPANY

     Middlesex Water Company ("Middlesex Water") has operated as a regulated water utility in central New Jersey since 1897. Since 1992, Middlesex Water has acquired water systems in other parts of New Jersey and in Delaware, and today has five operating subsidiaries, one of which has two subsidiaries of its own. We will refer to Middlesex Water and its subsidiaries as the "Company" in this Prospectus.

     Our primary business is treating, and distributing water on a retail basis to residential, commercial, industrial and fire protection customers in parts of New Jersey and Delaware. We also provide water and treatment services on a wholesale basis under contract to five municipalities and two municipal utilities authorities. Under a contract with the City of South Amboy, New Jersey, we operate and maintain that City's 2,600 customer water system. As of September 30, 1998, we served approximately 66,000 retail customers and seven contract customers. We also operate a wastewater system serving 2,200 retail customers and, under contract, a municipal wastewater system in New Jersey.

     We are regulated as to rates charged to customers for water and wastewater services, as to the quality of water we provide and as to certain other matters. Our revenues and income are significantly affected by the timing and amounts of rate increases approved by regulatory authorities. See "RISK FACTORS--Our Business is Subject to Rate Regulation" and "THE COMPANY--Regulation."

                                  OUR STRATEGY

     To support our existing and expanding operations, we strive to maintain and strengthen our position as a reliable supplier of quality water in all of our systems. We will continue to seek new service areas and to consider acquisitions of other water and wastewater systems. In addition, we will try to contract with municipalities to operate and manage their water systems. We also plan to continue to increase our customer base in New Jersey and Delaware. We may also seek to acquire companies in water- and wastewater-related businesses that are not regulated utilities.

     MAINTAIN AND STRENGTHEN OUR POSITION AS A PROVIDER OF QUALITY WATER. We believe that we meet or exceed all primary regulatory requirements for water quality. We also believe that we have adequate supplies to provide water in sufficient quantities to meet our customers' current requirements in all of our service areas. In order to maintain and improve our ability to provide quality water in sufficient quantities, we regularly upgrade our facilities. We are currently upgrading and expanding our Carl J. Olsen Water Treatment Plant (which we will refer to as the "CJO Plant") in Edison, New Jersey in order to meet more stringent regulatory requirements anticipated for water quality and to increase our capacity to meet peak-day demands for water in the utility system serviced by the CJO Plant. We will refer to the upgrading and expansion of the CJO Plant as the "Project". See "THE PROJECT." We will also continue to improve our central New Jersey distribution system by cleaning and cement lining unlined pipe.

     INCREASE CONTRACT SERVICES. We currently operate and maintain the 2,600 customer water system of the City of South Amboy, New Jersey under a 1995 contract with that city which is renewable at five year intervals. We are negotiating a contract with another New Jersey municipality to operate and maintain its water and wastewater systems. If negotiations are successful, we may enter into a subcontract with an experienced sewer contractor for the operation and maintenance of the wastewater system. We are also currently negotiating with a third New Jersey municipality to enter into a multi-year treating and pumping contract. Because we believe contracts with municipalities provide another way for us to expand our service territories and increase the number of customers we serve, we continue to seek opportunities to enter into contracts with additional municipalities to operate their water systems.

     INCREASE CUSTOMER BASE. Since 1992, we have increased our retail customer base in Delaware from approximately 3,000 to approximately 11,000 today through acquisitions and customer growth. We have also acquired a 2,200 customer water utility and a 2,200 customer wastewater utility in Burlington County, New Jersey. We will continue to seek opportunities to increase our customer base by acquiring additional service areas, water utilities and other water- or wastewater-related companies in New Jersey and Delaware. There is significant economic development and population growth near several of our Delaware service areas.

                        OUR ADDRESS AND TELEPHONE NUMBER

     Our executive offices are located at 1500 Ronson Road, Iselin, New Jersey 08830-3020 and our telephone number is (732) 634-1500.

                                        4
--------------------------------------------------------------------------------

                                  THE OFFERING

Common Stock, no par value                        450,000 Shares

Common Stock to be outstanding                    4,818,847 Shares
after the offering

Nasdaq symbol                                     MSEX

Common Stock 52-week price range                  $18-$24
(through October 30, 1998)

Annualized dividend rate (1)                      $1.18 per Share.

Use of proceeds                                   We will use most of the net
                                                  proceeds of this offering to
                                                  fund part of the cost of the
                                                  upgrade and expansion of our
                                                  CJO Plant in Edison, New
                                                  Jersey. See "THE PROJECT." We
                                                  will use the remaining net
                                                  proceeds of this offering for
                                                  general corporate purposes.

----------------------------

(1) The annualized dividend rate gives effect to the increase announced October 22, 1998, in our quarterly dividend to $0.295 per share, payable to shareholders of record November 16, 1998. We also have a Dividend Reinvestment and Common Stock Purchase Plan. See "DESCRIPTION OF COMMON STOCK" and "DIVIDEND REINVESTMENT PLAN."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (In thousands, except share and per share data)

     This summary of financial information as of, and for the years ended, December 31, 1995, 1996 and 1997 was taken from and should be read along with the additional financial statements contained in our most recent Annual Report on Form 10-K. Information as of, and for the periods ended, September 30, 1997 and 1998 was taken from financial statements that have not been audited but which, we believe, fairly present our financial position and results of operations for those periods and should be read along with our most recently filed Quarterly Reports on Form 10-Q. See "WHERE YOU CAN FIND MORE INFORMATION."




CONSOLIDATED INCOME STATEMENT DATA:
                                                 Nine Months Ended                          Year Ended
                                                   September 30,                            December 31,
                                               --------------------               ---------------------------------
                                               1998            1997               1997         1996            1995
                                               ----            ----               ----         ----            ----

Operating Revenues                           $ 32,434        $ 30,241          $ 40,294      $ 38,025        $ 37,847

Operating Expenses                             25,241          23,544            31,526        29,802          29,184

Net Income                                      5,185           4,487             5,861         5,168           5,704

Earnings Applicable
  to Common Stock                               4,946           4,341             5,635         5,009           5,545

Earnings per Share  of Common Stock:
Basic                                           $1.14           $1.03             $1.33         $1.20           $1.36
Diluted                                          1.13            1.02              1.33          1.20            1.36

Dividends Paid
  per Share                                     $.855            $.84            $1.125        $1.105          $1.085

Average Number of Shares
  Outstanding
Basic                                       4,326,337       4,226,241         4,235,082     4,169,334       4,078,890
Diluted                                     4,552,763       4,346,792         4,382,345     4,258,740       4,168,296



CONSOLIDATED BALANCE SHEET DATA:
                                                  As of September 30,                     As of December 31,
                                               -----------------------        ---------------------------------------
                                                 1998           1997            1997            1996           1995
                                               --------       --------        --------        --------       --------

Total Assets                                   $191,415       $156,706        $159,761        $148,660       $144,822

Utility Plant - Net                             152,045        130,853         135,071         121,245        117,933

Common Equity                                    54,330         50,839          51,226          49,216         47,644

Convertible Preferred Stock                       3,894          3,896           3,894           1,565          1,565

Nonredeemable Preferred Stock                     1,102          1,102           1,102           1,102          1,102

Long-term Debt                                   75,884         52,929          52,918          52,961         52,960
   (excluding current portion)

                                  RISK FACTORS

     We have described for you below some risks involved in investing in the Common Stock offered under this Prospectus. A word of caution: the list is not a complete list of every risk. You should carefully consider each of the following factors and all of the information both in this Prospectus and in the other documents we have filed with the Securities and Exchange Commission which are incorporated in this Prospectus by reference.

     OUR BUSINESS IS SUBJECT TO RATE REGULATION. The New Jersey Board of Public Utilities, which we call the "BPU" in this Prospectus, regulates all of our public utility companies in New Jersey. The BPU regulates these utilities with respect to rates and charges for service, classification of accounts, awards of new service territory, acquisitions and other matters. That means, for example, that we cannot raise the rates we charge to our customers without first filing a petition with the BPU and going through a lengthy administrative and hearing process. In much the same way, the Delaware Public Service Commission, which we call the "PSC" in this Prospectus, regulates our public utility companies in Delaware. We cannot give assurances of when we or our subsidiaries will request approval for any such matter, nor can we predict whether the BPU or PSC will approve, deny or reduce the amount of any such requests. See" THE COMPANY -- Regulation -- Regulation of Rates and Services."

     WE ARE SUBJECT TO ENVIRONMENTAL AND OTHER GOVERNMENTAL LAWS AND REGULATION. The U.S. Government, New Jersey, Delaware and local agencies regulate many aspects of our business. Among the most important of these are our water diversion rights, our water quality and other environmental matters. We believe that all of our systems are currently in compliance in all important respects with these regulations. We cannot predict, however, whether we will be able to continue to comply with these laws and regulations as they may change in the future. If we fail to comply with government regulations, it could have a material adverse effect on our financial condition and our ability to earn income, which we refer to in this Prospectus as "results of operations."

     Federal, state and local governments also regulate the quality of water we supply to our customers, as well as our water supply, treatment and distribution systems. We believe that all of our systems are currently in compliance in all important respects with the primary water quality regulations. Government agencies continually review these regulations and may propose new, more restrictive requirements in the future. These may include stricter limitations on the permissible levels of certain chemicals and compounds in the water. We do not know what the costs may be to meet stricter limits, if adopted as new laws or regulations. Those costs could be very high and may adversely affect our financial condition and results of operations. See "RISK FACTORS -- Our Business Is Subject To Rate Regulation" and "THE COMPANY -- Regulation -- Water Quality and Environmental Regulations."

     The BPU requires that we conduct management audits on a periodic basis. We either have completed or are in the process of completing changes recommended by the BPU in response to our most recent management audit. We do not believe any of the recommended changes will materially or adversely affect us or our operations. There can be no assurance, however, that future audits will not result in changes which materially and adversely affect our financial condition and results of operations.

     WE HAVE LONG-TERM CONTRACTUAL OBLIGATIONS FOR WATER AND WASTEWATER SYSTEM OPERATION AND MAINTENANCE. We and certain of our subsidiaries have, or are negotiating to enter into, multi-year contracts to operate and maintain water systems and wastewater systems. See "THE COMPANY -- Strategy -- Increase Contract Services." None of these contracts protect us or our subsidiaries against incurring costs in excess of payments we will receive. While we do not currently anticipate any cost overruns, there can be no assurance that we will not experience losses under these contracts. In addition, these contracts may involve leased municipal employees, which unlike our own employees, are members of unions who have collective bargaining agreements with their municipal employers. Any losses or labor difficulties under these contracts may have a material adverse effect on our financial condition and results of operations.

     WE REQUIRE FINANCING FOR EXPANSION AND CONSTRUCTION. We need money to continue our expansion efforts and to fund our construction program. With the proceeds from this offering and funds already received from bond issuances, as well as existing lines of credit from banks, we believe we have sufficient funds to support planned capital expenditures through 2000. See "MANAGEMENT'S DISCUSSION AND ANALYSIS-- Liquidity and Capital Resources." We may find in the future that sufficient capital is not available, or that the cost of capital is too high for future expansion and construction.

Any failure to obtain adequate capital to finance our expansion and construction programs could have a material adverse effect on our financial condition and results of operations.

     WE ARE DEPENDENT UPON OUR WATER SUPPLY. Our ability to meet the existing and future water demands of our customers is dependent upon an adequate supply of water. Unexpected conditions may interfere with our sources of water supply. Drought and overuse of underground acquifers may limit the availability of ground water as a source of water supply. These factors might adversely affect our ability to supply water in sufficient quantity to our customers. In Burlington County, New Jersey and in Delaware. Any interruption in our water supply could have a material adverse effect on our financial condition and results of operations. See "THE COMPANY -- Water Supplies and Contracts."

     WE HAVE COMPETITION FROM OTHER UTILITIES AND PRIVATIZATION. We face the risks of competition from other utilities authorized by federal, state or local agencies. Once a utility regulator grants a service territory to a utility, that utility is usually the only one permitted to service that territory. Although a new territory offers some protection against competitors, the pursuit of additional service territories is competitive, especially in Delaware. Competing utilities may challenge any future application by the Company for new service territories. Third parties may also seek to expand their water service by taking over and/or entering into long-term agreements to operate municipal systems. Those developments, which we call privatization, might adversely affect the Company and its long-term contracts to supply water on a wholesale basis to municipalities. See "THE COMPANY -- Competition" and "--Regulation."

     WE ARE SUBJECT TO YEAR 2000 SYSTEM RISK. Software used in many computer systems and computerized control devices was designed to record only the last two digits of each year. This software, some of which we own, may not function properly as of January 1, 2000 because it interprets the new year as 1900. We have evaluated our own computer systems, to make certain that those systems will work properly when 1999 becomes 2000. We have also requested certification of Year 2000 compliance from the vendor of the new Supervisory Control And Data Acquisition system (which we refer to as "SCADA" in this Prospectus), as well as the principal vendors of data processing serving our financial reporting, payroll, billing, customer information and shareholder record systems. The vendors have certified that their systems have been tested and will work properly. We believe we may reasonably rely on those certifications. We also expect to spend up to $10,000 to bring other operating systems, including our network of desktop personal computers, into Year 2000 compliance. Nonetheless, we may not have identified every computerized control device of ours which may be affected by the Year 2000. Even if identified, we may not be able to reprogram or replace those devices before January 1, 2000. More importantly, we cannot assess the impact on us of failures of computer systems and control devices used by others. We are especially concerned about third parties who provide significant services and materials to process, treat and distribute water and to process, treat and dispose of wastewater, and about the possible failure of electric power and telecommunications or the inability to obtain diesel fuel for the Company's stand-by generators. The occurrence of any such Year 2000-related problem could have a material adverse effect on our financial condition and results of operations.

     WE HAVE RESTRICTIONS ON DIVIDENDS. Our Restated Certificate of Incorporation and our Indenture of Mortgage dated as of April 1, 1927, as supplemented since then, which we call the "Mortgage" in this Prospectus, impose conditions on our ability to pay dividends. We have paid dividends on our Common Stock each year since 1912 and have increased the amount of dividends paid each year since 1973. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on Common Stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends. See "DESCRIPTION OF COMMON STOCK" and "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."

     WE ARE SUBJECT TO ANTI-TAKEOVER MEASURES. Subsection 10A of the New Jersey Business Corporation Act, known as the Shareholder Protection Act, applies to us. The Shareholder Protection Act deters merger proposals, tender offers or other attempts to effect changes in control of the Company that are not negotiated and approved by our Board of Directors. In addition, we have a classified Board of Directors, which means only one third of the Directors are elected each year. A classified Board can make it harder for an acquirer to gain control by voting its candidates onto the Board of Directors and may also deter merger proposals and tender offers. Our Board of Directors also has the ability, subject to obtaining BPU approval, to issue one or more series of preferred stock having such number of shares, designation, preferences, voting rights, limitations and other rights as the Board of Directors may fix. This could be used to discourage, delay or prevent an acquisition. See "DESCRIPTION OF COMMON STOCK."

                           FORWARD LOOKING STATEMENTS

     We discuss certain matters in this document which are not historical facts, but which are "forward looking statements." We intend these "forward looking statements" to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These "forward looking statements" include, but are not limited to, future plans, objectives, expectations and events concerning various matters such as capital expenditures, earnings, litigation, growth potential, and rate and other regulatory matters. The "forward looking statements" in this Prospectus reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think "forward looking statements" in this document are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the 450,000 shares of Common Stock offered by this Prospectus, after deducting the Underwriters' discount and estimated offering expenses, are estimated to be $9,466,987 ($10,896,616 if the Underwriters' over-allotment option is exercised in full). The Company expects to use approximately $7,100,000 of the net proceeds to fund a portion of the $38 million estimated cost of the Project. The balance of the net proceeds, approximately $2,366,987, will be used for general corporate purposes. The remaining costs of the Project have been financed by (i) the proceeds of the issuance in March 1998, of the Company's $23 million, 5.35% Series W Mortgage Bond issued in March, 1998 and (ii) $7.9 million from operations of the Company.

                                   THE PROJECT

     The Project is a construction project consisting of the upgrade, expansion and addition of facilities at the CJO Plant, the Company's principal water treatment facility, and related water intake station for our utility system in central New Jersey. The Project includes the installation of new flash mixers and new chemical storage and feed facilities. The existing conventional sedimentation basins are being replaced by high rate upflow clarifiers that are intended to remove turbidity more effectively . The chlorine application point is being relocated from preclarification to postclarification. The existing sedimentation basins are to be used as chlorine contact basins. Four additional filters are being added to the CJO Plant, a new laboratory is being constructed, and a computerized SCADA system is being added to monitor and control the CJO Plant and our water supply and distribution system in central New Jersey. Upgrades are also being made to the heating, ventilating, air conditioning and the electrical system at the CJO Plant and to the pumping equipment at our raw water pump station.

     The Project will upgrade the CJO Plant to meet the new and anticipated regulatory changes concerning water quality, as well as increase capacity to meet peak day demands. The firm capacity of the CJO Plant is being increased from about 30 million gallons per day, or "mgd" as we call it in this Prospectus, to 45mgd (we define firm capacity as the capacity when the largest unit is out of service).

     The Project also involves changes to the raw water pump station which delivers water from the Delaware & Raritan Canal, which we call the "D&R Canal" in this Prospectus, to the CJO Plant, a distance of about one mile. The station capacity is being increased by replacing one existing pump with a larger pump. The firm capacity of the raw water pump station is being increased from about 35 mgd to 45 mgd. Functional completion of the Project (by which we mean the ability to produce water) is scheduled for June, 1999, with final completion set for October, 1999.

     The total cost of the Project, including design, engineering and capitalized interest, will be approximately $38 million. Of this amount, we have already expended $7.9 million through March 31, 1998 from operations of our central new Jersey system. In March, 1998, we issued our 5.35% Series W Mortgage Bonds which provided an additional $23 million. The remainder of the cost of the Project will be funded through the sale of Common Stock offered under this Prospectus.

                                   THE COMPANY

OVERVIEW

     Middlesex Water Company was incorporated as a water utility company in 1897 and operates water utility systems in central and southern New Jersey and in Delaware as well as a wastewater utility in southern New Jersey. The water utility system in central New Jersey, which we call in this Prospectus the "Middlesex System," produced 90% of the Company's 1997 Revenue. The Middlesex System treats, stores and distributes water for residential, commercial, industrial and fire prevention purposes.

     Our Middlesex System provides water services to approximately 54,000 retail customers, primarily in eastern Middlesex County, New Jersey and provides water on a wholesale basis under contract to the Township of Edison, the Boroughs of Highland Park and Sayreville, the City of South Amboy and both the Old Bridge and the Marlboro Township Municipal Utilities Authorities. Under a special contract, the Middlesex System also provides water treatment and pumping services to the Township of East Brunswick.

     The Middlesex System's retail customers are located in an area of approximately 55 square miles in Woodbridge Township, the Boroughs of Metuchen and Carteret, portions of Edison Township and the Borough of South Plainfield in Middlesex County and a portion of the Township of Clark in Union County. The retail customers include a mix of residential customers, large industrial concerns and commercial and light industrial facilities. These retail customers are located in generally well developed areas of central New Jersey. The contract customers of the Middlesex System comprise an area of approximately 141 square miles with a population of approximately 267,000. Contract sales to Edison, Sayreville, Old Bridge and Marlboro are supplemental to the existing water systems of these customers. The State of New Jersey in the mid-1980's approved plans to increase available surface water supply to these and other municipalities in the South River Basin area of the State through contracts with water suppliers outside the South River Basin. The State saw this as a way to reduce the use of ground water and depletion of acquifers. Our long-term contracts to pump treated surface water to East Brunswick, Marlboro, Old Bridge, Sayreville and South Amboy are consistent with the State approved plan.

     We have five wholly-owned subsidiaries:

     o Tidewater Utilities, Inc. ("Tidewater"), together with Tidewater's wholly-owned subsidiary, Public Water Supply Company, Inc. ("Public"), provide water services to 11,000 retail customers for residential, commercial and fire protection purposes in over 100 separate community water systems in Kent, Sussex and New Castle Counties, Delaware. We refer to our Delaware operations as the "Tidewater Systems" in this Prospectus. The Tidewater Systems produced approximately 7% of our total revenues in 1997. Tidewater has another wholly-owned subsidiary, White Marsh Environmental Systems, Inc., which owns the office building that Tidewater uses as its business office.

     o Pinelands Water Company services 2,200 residential customers in Burlington County, New Jersey. We refer to this water utility as the "Pinelands System" in this Prospectus. The Pinelands System produced approximately 0.6% of our total revenues in 1997.

     o Pinelands Wastewater Company services approximately 2,200 primarily residential retail customers and, under contract, one municipal wastewater system in Burlington County, New Jersey with about 200 residential customers. We refer to this wastewater utility as the "Pinelands Wastewater System" in this Prospectus. The Pinelands Wastewater System produced approximately 1.4% of our total revenues in 1997.

     o Utility Service Affiliates, Inc. along with Middlesex Water Company entered into a five-year contract with the City of South Amboy, New Jersey to operate and maintain the city's 2,600 customer water system in May 1995. The contract is renewable for up to three additional five-year periods. We refer to this subsidiary as "USA" in this Prospectus. USA produced approximately 1% of our total revenues in 1997.

     o    Utility Service Affiliates (Perth Amboy) Inc., which we refer to "USA
          (PA)" in this Prospectus, along with Middlesex Water Company, are currently negotiating an agreement with the City of Perth Amboy and the Middlesex County Improvement Authority. Under that agreement, USA
          (PA) would operate and maintain the city's water system and the wastewater system for 20 years. USA (PA) would be paid a fixed fee and a variable fee based on increased system billings. Fixed fee payments to USA (PA) in the agreement rises from $6.4 million in the first year to $9.7 by year 20. The agreement also would require USA (PA) to lease from the City all of the City's employees who currently work on the City's water system or wastewater system. In connection with the agreement, the Middlesex County Improvement Authority is going to issue up to $69.5 million in three series of bonds. One of those series of bonds, in principal amount up to $27.5 million, is to be guaranteed by the Company. The other series of bonds are to be guaranteed by the City. The Company will also guarantee the performance of our subsidiary, USA (PA). If the agreement goes into effect, USA (PA) may enter into a subcontract with a sewer contracting firm for the operation and maintenance of the city's wastewater system. City employees who now work on the City's wastewater system would be subleased by the subcontractor from USA (PA). Of the $6.4 million fixed fee payable to USA (PA) in the first year of the agreement, $3 million would be payable to the subcontractor. The variable fee payable by USA (PA) to the subcontractor would be based on a portion of the increased billings attributable to the wastewater system. We hope to conclude all aspects of the transactions and to receive the necessary approvals by January 1999.


STRATEGY

     To support our existing and expanding operations, we strive to maintain and strengthen our position as a reliable supplier of quality water in all of our systems. We will continue to seek new services and to consider acquisitions of other water and wastewater systems. In addition, we will try to contract with additional municipalities to operate and manage their water systems and, in some cases, their wastewater systems. We also plan to continue to increase our customer base in New Jersey and Delaware. We may also seek to acquire companies in water- and wastewater-related businesses that are not regulated utilities.

     MAINTAIN AND STRENGTHEN OUR POSITION AS A PROVIDER OF QUALITY WATER. We believe that we meet or exceed all primary regulatory requirements for water quality. We also believe that we have adequate supplies to provide water in sufficient quantities to meet our customers' current requirements in all of our service areas. In order to maintain and improve our ability to provide quality water in sufficient quantities, we regularly upgrade our facilities. We are currently upgrading and expanding our CJO Plant in Edison, New Jersey in order to meet more stringent regulatory requirements anticipated for water quality and to increase our capacity to meet peak-day demands for water in the utility system serviced by the CJO Plant. See "THE PROJECT." We also continue to improve our central New Jersey distribution system by cleaning and cement lining unlined pipe.

     INCREASE CONTRACT SERVICES. We currently operate and maintain the 2,600 customer water system of the City of South Amboy, New Jersey under a 1995 contract with that city which is renewable at five year intervals. We are negotiating a contract with another New Jersey municipality to operate and maintain its water and wastewater systems. If negotiations are successful, we may enter into a subcontract with an experienced sewer contractor for the operation and maintenance of the wastewater system. We are also currently negotiating with a third New Jersey municipality to enter into a multi-year treating and pumping contract. Because we believe contracts with municipalities provide another way for us to expand our service territories and increase the number of customers we serve, we continue to seek opportunities to enter into contracts with additional municipalities to operate their water systems.

     INCREASE CUSTOMER BASE. Since 1992, we have increased our retail customer base in Delaware from approximately 3,000 to approximately 11,000 today through acquisitions and customer growth. We have also acquired 2,200 customer water utility and a 2,200 customer wastewater utility in Burlington, County, New Jersey. We will continue to seek opportunities to increase our customer base by acquiring additional service areas, water utilities and other water- or wastewater-related companies in New Jersey and Delaware. There is significant economic development and population growth near several of our Delaware service areas.





                                                 SUMMARY OF STATISTICAL INFORMATION
                                                     (CONSOLIDATED OPERATIONS)

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                   -----------------------------------------------------------------
                                   1997          1996           1995           1994             1993
                                   ----          ----           ----           ----             ----
                                                           (In thousands)
REVENUES
   Residential                 $ 16,291      $ 15,091       $ 15,202       $ 14,306         $ 14,042
   Commercial                     4,576         4,347          4,393          4,282            4,170
   Industrial                     6,631         6,621          6,669          6,598            6,481
   Fire Protection                4,662         4,637          4,543          4,352            4,312
   Contract Sales                 7,380         6,778          6,658          6,322            6,232
   Other                            754           551            382            262              242
                               ========      ========       ========       ========         ========
                    Total      $ 40,294      $ 38,025       $ 37,847       $ 36,122         $ 35,479


                                                                AS OF
                                                             DECEMBER 31,
                                  -----------------------------------------------------------------
                                  1997          1996           1995           1994             1993
                                  ----          ----           ----           ----             ----

Meters in Service                67,673        63,775         61,332         58,371           57,318
Population Served               271,000       255,000        245,000        233,000          229,000
   (Retail)
Miles of Main                     1,149         1,067          1,035            972              947
Fire Hydrants                     4,850         4,750          4,690          4,558            4,503
Pumpage                          17,476        16,791         17,380         16,794           16,789
   (million gallons)

WATER SUPPLIES AND CONTRACTS

     Our water utility plant consists of sources of supply, pumping, water treatment, transmission, distribution and general facilities located in New Jersey and Delaware. Our New Jersey and Delaware water supply systems are physically separate and are not interconnected. In addition, in New Jersey, the Pinelands System is not interconnected with the Middlesex System. In the opinion of management, we have adequate sources of water supply to meet the current and anticipated future service requirements of our present customers in New Jersey and Delaware.

MIDDLESEX SYSTEM:

     Our Middlesex System obtains water from both surface and from wells which we call groundwater sources. In 1997, surface sources of water provided approximately 64% of the Middlesex System's water supply, groundwater from wells provided approximately 29% and the balance of 7% was purchased from Elizabethtown Water Company ("Elizabethtown"), a nonaffiliated water utility. Middlesex System's distribution storage facilities are used to supply water to its customers at times of peak demand, outages and emergencies.

     The principal source of surface supply for the Middlesex System is the D& R Canal, owned by the State of New Jersey and operated as a water resource by the New Jersey Water Supply Authority ("NJWSA"). Under a multistate compact, the NJWSA is entitled to divert water from the Delaware River into the D&R Canal. This supply, together with water in the Round Valley and Spruce Run Reservoir System, provide a safe yield of 225 mgd which supplies our Middlesex System and other large water purveyors contractually regulated by the NJWSA. We have contracts with the NJWSA to divert a maximum of 20 mgd of untreated water from the D&R Canal. In addition, we have a one year agreement for an additional 5 mgd, renewed through April 30, 1999. We also have an agreement with Elizabethtown, effective through December 31, 2005, which provides for the minimum purchase of 3 mgd of treated water with provisions for additional purchases. We have also purchased additional water from Elizabethtown on an emergent basis when construction activity briefly closed the D&R Canal.

     Our Middlesex System also derives water from groundwater sources equipped with electric motor driven deepwell turbine type pumps. The Middlesex System has 32 wells, which provide an aggregate pump capacity of approximately 27 mgd.

TIDEWATER SYSTEMS:

     Water supply to Delaware customers is derived from the Tidewater Systems' 115 wells which provided overall system delivery of 512 million gallons during 1997. The Tidewater Systems do not have a central treatment facility. Several of its water systems in Sussex County and New Castle County, Delaware have interconnected transmission systems. Treatment is by chlorination and, in some cases, pH correction and filtration.

PINELANDS SYSTEM:

     The Pinelands System obtains its water supply from four wells drilled into the Mt. Laurel aquifer. The wells are equipped with three electric motor driven deep well turbine pumps and one is equipped with a electric motor driven submersible pump. Disinfection is done at individual well sites. The wells have an aggregate pump capacity of 2.2 mgd.

PINELANDS WASTEWATER SYSTEM:

     The Pinelands Wastewater System discharges into the South Branch of the Rancocas Creek through a tertiary treatment plant that provides clarification, sedimentation, filtration and disinfection. The total capacity of the plant is
0.5 mgd. Current average flow is 0.3 mgd. Pinelands has a current valid discharge permit issued by the New Jersey Department of Environmental Protection ("DEP").

PROPERTIES

     The water utility properties of our systems consist of source of supply, pumping, water treatment, transmission and distribution and general facilities.

MIDDLESEX SYSTEM:

     The Middlesex System's principal source of surface supply is the D&R Canal owned by the State of New Jersey and operated as a water resource by the NJWSA.

     Water is withdrawn from the D&R Canal at New Brunswick, New Jersey through our intake and pumping station located on State owned land bordering the Canal. It is transported through our 54 inch supply main for treatment and distribution at the CJO Plant. See "THE PROJECT." Facilities at the CJO Plant consist of source of supply, pumping, water treatment, transmission, storage, laboratory and general facilities. We monitor water quality at the CJO Plant, at each well field and throughout the distribution system to determine that federal and state water quality standards are met. See "THE PROJECT" and "Regulation -Water Quality and Environmental Regulations."

     The design capacity of the intake and pumping station in New Brunswick, New Jersey, is 80 mgd. The four electric motor driven vertical turbine pumps presently installed have an aggregate design capacity of 65 mgd. The station is designed to permit its pumping capacity to be increased to 80 mgd by the installation of additional pumping units. The design capacity of our raw water supply main is 55 mgd. We also have a 58,600 foot transmission main, a long term lease agreement with the City of Perth Amboy for the use of a 38,800 foot transmission main, and a long term, nonexclusive "wheeling agreement" with the East Brunswick system, all used to transport water to several of our contract customers.

     The CJO Plant includes chemical storage and chemical feed equipment, dual rapid mixing basins, four reinforced concrete mechanical flocculation compartments, four underground reinforced concrete settling basins, eight rapid filters containing gravel, sand and anthracite for water treatment and a steel washwater tank. The firm design capacity of the CJO Plant is now 30 mgd (45 mgd maximum capacity). The main pumping station at the CJO Plant has a design capacity of 90 mgd. The four electric motor driven vertical turbine pumps presently installed have an aggregate capacity of 65 mgd.

     In addition to the main pumping station at the CJO Plant, there is a 15 mgd auxiliary pumping station located in a separate building. It has a dedicated substation and emergency power supply provided by a diesel-driven generator. It pumps from the 10 million gallon distribution storage reservoir directly into the distribution system. We refer to a million gallons as "mg" in this Prospectus.

     We have a RENEW Program in the Middlesex System to clean and line with cement previously unlined mains. There are approximately 170 miles of unlined mains in the 670 mile Middlesex System. In 1999, we will clean and line approximately nine miles of unlined mains.

     Middlesex System's storage facilities consist of a 10 mg reservoir at the CJO Plant, 5 mg and 2 mg reservoirs in Edison, a 5 mg reservoir in Carteret and a 2 mg reservoir at the Park Avenue Well Field.

     We own the properties in New Jersey on which Middlesex System's 32 wells are located. We also own our headquarters complex at 1500 Ronson Road, Iselin, New Jersey, consisting of a 27,000 square foot, two story office building and an adjacent 16,500 square foot maintenance facility.

TIDEWATER SYSTEMS:

     The Tidewater Systems' storage facilities include 21 ground level storage tanks with the following capacities: eleven 30,000 gallon tanks, five 25,000 gallon tanks, three 120,000 gallon tanks, one 135,000 gallon tank, one 82,000 gallon tank and one elevated storage tank with a capacity of 250,000 gallons.

     Our Delaware operations are managed from Tidewater's leased offices in Odessa, Delaware and from Public's leased offices in Millsboro, Delaware. Tidewater's office property, which is owned by its wholly-owned subsidiary, White Marsh Environmental Systems, Inc., consists of a 2,400 square foot building situated on a one (1) acre lot.

PINELANDS SYSTEM:

     Pinelands Water Company owns well site properties which are located in Southampton Township, New Jersey. Pinelands Water storage facility is a 1.2 mg standpipe.

PINELANDS WASTEWATER SYSTEM

     Pinelands Wastewater Company owns a 12 acre site on which its 0.5 mgd capacity tertiary treatment plant is located.

LEGAL PROCEEDINGS

     A Woodbridge, New Jersey motel in our service area originally filed claims against us in 1990, in the Superior Court, Burlington County, New Jersey alleging financial losses due to improper water pressure and service and also seeking punitive damages. Subsequently in 1994, and again in 1997, the motel suffered outbreaks of legionella, resulting in the 1997, shut-down of the motel by the New Jersey Department of Health. The motel amended its claims to assert that we provided water containing the legionella bacteria. The motel is in bankruptcy. A bank creditor of the motel has joined in the motel's claim against us in an effort to recover some $3.5 million still owing to the bank. Although we believe that the motel's claims are not supportable and have expert witness testimony to that effect, the motel also has an expert who will testify that we do have responsibility. Claims resulting from the death of a motel guest from legionella in 1997 have been brought against the motel and the motel in turn has claimed against us. We have substantial insurance coverage, which we believe will be sufficient for all claims in this matter other than for punitive damages. We do not believe the motel's claims for punitive damages will prevail. While the outcome of this case remains uncertain, we believe that the final resolution will not have a significant effect on our financial condition or results of operation.

     A 1995 fire at a warehouse in our service territory resulted in multiple party claims brought both in the Superior Court for Middlesex County, New Jersey, as well as, with the financial collapse of the principal tenant, in the Federal Bankruptcy Court. The claims in the State court action are for unspecified amounts but include claims against us for insufficient water pressure and supply. The Bankruptcy Court has stayed all claims against the tenant except, to the extent the tenant is insured, claims brought by us arising from claims made against us by other tenants and the landlord. Under New Jersey case law, we will not have financial responsibility to parties to the extent they receive payments under their own insurance policies. We do not know either the total amount of claims against us or how much of that amount will be covered by the parties' own insurance policies. Our counsel in the litigation advises that the case is unlikely to be resolved rapidly. We believe we have substantial defenses to the claims against us, although we do not have insurance coverage for them.

EMPLOYEES

     As of September 30, 1998, we had a total of 140 employees in New Jersey, and a total of 28 employees in Delaware. No employees are represented by a union. Management considers its relations with its employees to be satisfactory. Wages and benefits are reviewed annually and are considered competitive within the industry.

COMPETITION

     Our business in our franchised service areas is substantially free from direct competition with other public utilities, municipalities and other entities. However, our ability to provide some contract water supply and wastewater services and operations and maintenance services is subject to competition from other public utilities, municipalities and other entities. Although Tidewater has been granted an exclusive franchise for each of its existing community water systems, its ability to expand service areas has been affected by the Delaware Department of Natural Resources and Environmental Control awarding franchises to other regulated water purveyors, including franchises granted to service community water systems around and in between the Tidewater Systems service areas.

REGULATION

     We are subject to regulation as to our rates, services and other matters by the states of New Jersey and Delaware with respect to utility service within those states and with respect to environmental and water quality matters. We are also subject to environmental and water quality regulation by the United States Environmental Protection Agency ("EPA"). In addition, our issuances of securities, including the Common Stock offered under this Prospectus, is subject to the prior approval of the BPU.

REGULATION OF RATES AND SERVICES

     New Jersey operations are subject to regulation by the BPU. Similarly, our Delaware operations are subject to regulation by the PSC. These regulatory authorities have jurisdiction with respect to rates, service, accounting procedures, the issuance of securities and other matters.

     In determining our rates, the BPU and the PSC consider the income, expenses, rate base of property used and useful in providing service to the public and a fair rate of return on that property. Rate determinations by the BPU do not guarantee particular rates of return to the Company for our New Jersey operations nor do rate determinations by the PSC guarantee particular rates of return for our Delaware operations. Thus, we may not achieve the rates of return allowed by the BPU or the PSC.

     We filed a petition with the BPU on September 17, 1998 for a 21.9% rate increase to include the $38 million costs of the Project in our rate base and to recover certain other of our costs which have increased. The Company anticipates that a BPU determination with respect to this petition may not be made until the summer of 1999. There can be no assurance that the rate increase will be granted or, if granted, that it will be in the amount we requested.

     We anticipate that we may file with the PSC during 1999 for a rate increase for the Tidewater Systems, which may also include a request to combine Tidewater and Public into a single entity.

WATER QUALITY AND ENVIRONMENTAL REGULATIONS

     Both the EPA and the DEP regulate our operations in New Jersey with respect to water supply, treatment and distribution systems and the quality of the water, as do the EPA, the DNREC, and the Delaware Department of Health with respect to operations in Delaware.

     Federal, Delaware and New Jersey regulations adopted over the past five years relating to water quality require expanded types of testing by the Company to insure that its water meets State and Federal water quality requirements. In addition, environmental regulatory agencies are reviewing current regulations governing the limits of certain organic compounds found in the water as byproducts of treatment. The Company believes the CJO Plant upgrade and expansion will allow the Company to be in a stronger position to meet any such future regulations with regard to its Middlesex System. Regular testing of our water demonstrates that we are in compliance with existing Federal, New Jersey and Delaware primary water quality standards.

     As more fully discussed in the Company's most recent Annual Report on Form 10-K, the Company is subject to regulations of the EPA as to maximum contaminant levels under the Federal Safe Drinking Water Act. There are also similar state regulations by the DEP in New Jersey.

     The DEP and the Delaware Department of Health monitor the activities of the Company and review the results of water quality tests performed by the Company for adherence to applicable regulations. Other regulations applicable to the Company include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule, and the Total Coliform Rule. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "WHERE YOU CAN FIND MORE INFORMATION."

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                 (In thousands, except share and per share data)

     This selected financial information as of, and for the years ended, December 31, 1993, 1994, 1995, 1996 and 1997, was taken from and should be read along with the financial statements contained in our most recent Annual Report on Form 10-K. Information as of, and for the periods ended, September 30 1997 and 1998 is taken from financial statements that have not been audited but which, we believe, fairly present our financial position and results of operations for those periods and should be read along with our most recently filed Quarterly Report on Form 10-Q. See "WHERE YOU CAN FIND MORE INFORMATION."



                                   Nine Months Ended
                                     September 30,                             Year Ended December 31,
                                  ------------------          ------------------------------------------------------------
                                  1998          1997          1997         1996          1995         1994            1993
                                  ----          ----          ----         ----          ----         ----            ----
CONSOLIDATED INCOME
STATEMENT DATA:

  Operating Revenues             $32,434       $30,241       $40,294       $38,025       $37,847       $36,122       $35,479
  Operating Expenses              25,241        23,544        31,526        29,802        29,184        27,670        27,423
  Net Income                       5,185         4,487        5,861          5,168         5,704         5,495         5,480
  Earnings Applicable              4,946         4,341        5,635          5,009         5,545         5,307         5,224
    to Common Stock

Earnings per Share
 of Common Stock :
  Basic                            $1.14         $1.03        $1.33          $1.20         $1.36          1.33         1.33
  Diluted                           1.13          1.02         1.33           1.20          1.36          1.33         1.33

Dividends Paid per Share           $.855          $.84       $1.125         $1.105        $1.085       $1.0575       $1.0125
 of Common Stock :

Average Number of
 Shares Outstanding
  Basic                        4,326,337     4,226,241    4,235,082      4,169,334     4,078,890     4,003,393     3,924,363
  Diluted                      4,552,763     4,346,792    4,382,345      4,258,740     4,168,296     4,092,799     4,013,769


                                  As of September 30,                              As of December 31,
                                  ------------------          -----------------------------------------------------------
                                  1998          1997          1997         1996          1995         1994           1993
                                  ----          ----          ----         ----          ----         ----           ----
CONSOLIDATED BALANCE
SHEET DATA:

  Total Assets                  $191,415      $156,706     $159,761      $148,660      $144,822       $132,413     $125,676

  Utility Plant - Net            152,045       130,853      135,071       121,245       117,933        108,743      105,392

  Common Equity                   54,330        50,839       51,226        49,216        47,644         44,851       42,839

  Convertible Preferred            3,894         3,896        3,894         1,565         1,565          1,565        1,544
     Stock

  Nonredeemable
     Preferred Stock               1,102         1,102        1,102         1,102         1,102          1,226        1,250

  Long-term Debt (excluding       75,884        52,929       52,918        52,961        52,960         49,500       37,000
     current portion)


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion and analysis should be read in conjuction with the financial statements contained in our most recent Annual Report on Form 10-K and our most recently filed Quarterly Report on Form 10-Q. See "WHERE YOU CAN FIND MORE INFORMATION."

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 1998

     Operating Revenues for the nine months ended September 30, 1998, were $2.2 million higher than last year. Rate increases resulted in additional revenues of $1.2 million. The Middlesex System received regulatory approval from the BPU to implement a 4.4% rate increase in January, 1998. The Pinelands Water and Wastewater Companies also increased their rates in January, 1998. This increase represented the second part of a three part rate increase previously approved by the BPU. The third increase is scheduled for January 1999.

     A subsidiary acquisition added $0.6 million to revenues. The acquisition of Public by our wholly-owned subsidiary, Tidewater was completed on July 31, 1997. As a result, the nine months of consolidated revenue for 1997 only include two months of revenue from Public.

     Customer growth contributed $0.4 million to revenues. The customer base of Tidewater grew by 820 accounts over the twelve month period ended September 30, 1998. This translates to an annual growth rate in customers of 11.6% and is consistent with the increase of 13.0% in amounts billed for water services to the customers of Tidewater.

     Operating Expenses rose $1.7 million or 7.2% for the nine months ended September 30, 1998. Some of the reasons for this increase are briefly discussed here. The Middlesex System changed the composition of the water sources it used to supply its customers. During 1998, less water was withdrawn from its well fields and more was purchased from the NJWSA and Elizabethtown. This resulted in higher purchased water costs and higher chemicals expense of $0.2 million. Electric power costs for the Middlesex System were higher by about $0.2 million over last year due primarily to a large credit we received in the 1997 period from our power provider. Costs associated with the recognition of post retirement benefits under mandated accounting standards pushed operating expenses up by $0.3 million. Public's expenses are now included in our consolidated expenses. Its expenses amounted to $0.3 million for the nine months ended September 30, 1998.

     On a consolidated basis, almost $9.5 million of newly constructed utility plant or utility plant acquired through acquisition was placed in service since September 30, 1997. This resulted in higher depreciation expense in the first nine months of 1998 of $0.2 million or 8% over that period last year.

     Taxes other than income taxes includes the taxes that the State of New Jersey charges regulated water and wastewater utilities based upon gross receipts from operations in New Jersey. These taxes are called Gross Receipts and Franchise Taxes. In general, for every dollar of revenue collected from our New Jersey customers approximately 13.5% is remitted to the State of New Jersey. As described above, about $1.2 million of additional revenues were recorded by our New Jersey companies which, in turn, increased the tax expense by just under $0.2 million.

     Other income increased $0.7 million in the first nine months of 1998 over last year. One of the components of the increase is higher earnings on the unexpended proceeds from the 5.35% Series W Mortgage Bond issued in March, 1998. As of September 30, 1998, $11.3 million of the $23.0 million received from the Series W offering remains in a CJO Plant Construction account maintained by a trustee. We submit payment requisitions to the trustee for qualified CJO Plant expenditures. It is our expectation that the balance of the proceeds will be exhausted by February, 1999. Another piece of the increase pertains to interest capitalized on the CJO Plant work in process expenditures. Public utilities refer to this as Allowance for Funds Used During Construction ("AFUDC"). In general, AFUDC is recorded as a cost of the project until the utility plant is ready to provide service to customers. The effect is to reduce expenses currently for the Company and depreciate the capitalized interest along with the rest of the CJO Plant costs over its estimated useful life.

     Interest charges rose $0.5 million which represents our obligation to pay interest on the 5.35% Series W Mortgage Bond issued in March 1998.

     Net Income for the nine months ended September 30, 1998 increased $0.7 million or 15.6% over the comparable 1997 period based upon the discussion above. The increase in the preferred stock dividend requirement is attributable to the issuance of preferred stock in July, 1997, to complete the acquisition of Public. Through September, 1998, nine months worth of the dividend requirements were recorded while for the same period in 1997 only two months were recorded.

     Basic and Diluted Earnings per Share both increased by $0.11 over last year. There is a $0.01 per share difference between Basic and Diluted Earnings per Share. This difference is due to the two series of convertible preferred stock that we have issued. See "-- Accounting Standards."

RESULTS OF OPERATIONS
1997 COMPARED TO 1996

     Operating Revenues increased by $2.3 million to $40.3 million due to favorable weather conditions in New Jersey and Delaware, continued growth in Tidewater's customer base of 12%, rate increases implemented by the Pinelands Companies, increased contract revenues from USA and the inclusion of Public's operating results since August 1997.

     Offsetting effects to net income were higher operations and maintenance expenses of $0.8 million or 4.1%, which reflected increased purchased water of $0.3 million transmission and distribution expenses of $0.3 million; administrative and general expenses of $0.3 million and the inclusion of operating expenses for Public of $0.2 million. These increases were offset by reductions in purchased power and water treatment expenses of $0.3 million.

     Depreciation expense increased 4.8% due to a higher level of depreciable plant in service. Taxes, other than income taxes increased $0.2 million and were related primarily to revenue-related taxes. A higher level of taxable income resulted in a $0.6 million increase in federal taxes.

     As a result, Net Income increased 13.4% to $5.9 million in 1997 compared with $5.2 million in the prior year.

RESULTS OF OPERATIONS
1996 COMPARED TO 1995

     Operating Revenues in 1996 were $0.2 million higher than in 1995. Consumption was lower in all major classes of customers. These decreases were offset by additional fixed service charges as a result of an increased customer base in Delaware of 12.5% and the inclusion of revenues from the Pinelands Companies and USA for a full year in 1996.

     Operations and maintenance expenses were $0.9 million or 4.8% higher in 1996 over 1995 due principally to increases in purchased water of $0.3 million; water treatment of $0.3 million; pumping expenses of $0.2 million; and customer accounts and administrative and general expenses of $0.3 million; offset by a decrease in transmission and distribution expenses of $0.2 million.

     Depreciation increased $0.1 million or 4.1% due to a higher depreciation base. Federal income taxes decreased $0.5 million due to lower taxable income. Interest expenses increased $0.2 million or 5.3% as a result of the long-term borrowings by Tidewater.

     As a result, Net Income decreased $0.5 million or 9.4%.

LIQUIDITY AND CAPITAL RESOURCES

     The table below presents the estimated capital expenditures, in millions for all our companies for 1998, 1999 and 2000:

                                       1998               1999            2000
                                       ----               ----            ----
                                                     (in millions)

CJO Plant                              $16.0              $17.0          $  -
Delaware Systems                         3.2                2.0            0.7
RENEW Program                            2.1                2.2            2.2
Scheduled upgrades to
  existing systems                       3.0                4.7            3.6
                                       -----              -----          -----
    Total                              $24.3              $25.9           $6.5
                                       -----              -----           ----

     Our plan to finance these projects is underway. Proceeds from the $23.0 million Series W First Mortgage Bonds and the anticipated common stock offering will be used to finance the CJO Plant expenditures in 1998 and 1999. Our Middlesex System will receive $2.2 million from New Jersey Environmental Infrastructure Trust to cover the cost of the 1999 RENEW Program, which is our program to clean and line with cement approximately nine miles of unlined mains in the Middlesex system. There is a total of approximately 170 miles of unlined mains in the 670 mile Middlesex System. We expect to apply for similar funds in 1999 for the year 2000 RENEW Program. The financing of our Delaware subsidiaries, capital program will be a combination of a capital contribution from the Company and long-term debt financing from either a financial institution or the Company. The debt financing decision will be based upon the terms of financing available to our Delaware subsidiaries. We expect to be able to cover the costs of scheduled upgrades to the existing systems with the cash flow generated from our utility operations through the year 2000. For the nine months ended September 30, 1998 our consolidated group has expended $18.8 million for capital projects, including $12.2 million for the Project.

     The Company currently has six series of First Mortgage Bonds outstanding in the aggregate principal amount of $72.5 million. In addition, two additional series of First Mortgage Bonds in the principal amount of $2.2 million have been delivered in escrow with an expected closing of November 5, 1998. The First Mortgage Bonds have been issued under and secured by a First Mortgage Bond Indenture and supplements thereto which constitute a direct first mortgage lien upon substantially all of the property of the Company. Tidewater borrowed funds under a $3.5 million 8.05% Amortizing Secured Note due December 20, 2021. Approximately $3.4 million was outstanding under that note as of September 30, 1998.

     From time to time it may be necessary to utilize all or part of the $28.0 million in total lines of credit we have available with three commercial banks for working capital purposes or provide interim funds until long-term financing is arranged. At September 30, 1998, we had $4.5 million of loans outstanding against those lines of credit.

REGULATORY MATTERS

     On September 17, 1998, Middlesex filed a petition with the BPU for a base rate increase of $7.9 million or 21.9%. Approximately 75% of the increase is necessary to recover the investment in the upgrade and expansion of the CJO Plant serving our central New Jersey water system. The purpose of the Project is to meet the new and anticipated regulatory standards concerning water quality, as well as to increase the plant's production capacity. A decision by the BPU is expected in the summer of 1999.

     On January 29, 1998, the BPU acted upon our November 1996 petition and approved an increase in our rates for the Middlesex System by 4.4% or $1.5 million. Under the rate increase, the allowed return on equity is 11.0% with an overall rate of return of 8.56%. The increase included the recovery of postretirement costs other than pension expenses which are mandated by the Company's compliance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The prior increase in base rates granted by the BPU was $2.8 million, or 9.33%, in April 1993.

     In January 1997, the BPU approved a stipulation agreed to by the parties to the Pinelands Water and Wastewater Companies' rate cases which were filed in February 1996. The stipulations allow for a combined rate increase which will result in $0.4 million additional revenues. The new rates are being phased in over a three-year period to minimize the impact on customers. Phases one and two were implemented in January 1997 and 1998, respectively.

ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.128, "Earnings Per Share." This statement supersedes Accounting Principles Bulletin Opinion No. 15, "Earnings Per Share," and simplifies the reporting and computing of earnings per share ("EPS"). SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement and requires a reconciliation of the basic EPS computation to the diluted EPS computation. At December 31, 1997, the Company adopted SFAS No. 128.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. At September 30, 1998, the Company did not have any items of comprehensive income that would affect the current reporting of the Company's financial position, results of operations or cash flows.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that public enterprises report certain information about operating segments in complete sets of financial statements. Disclosure is not required for interim financial statements in the initial year of its application. The Company is evaluating the requirements of SFAS No. 131. Because the statement relates solely to disclosure provisions, it will not have any effect on the Company's financial position, results of operations or cash flows.

     SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises and standardizes disclosure requirements for pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. This statement is required to be adopted for the fiscal year ending December 31, 1998.

YEAR 2000

     Software used in many computer systems and computerized control devices was designed to record only the last two digits of each year. This software, some of which we own, may not function properly as of January 1, 2000 because it interprets the new year as 1900. We have tested our own computer systems, to make certain that those systems will work properly when 1999 becomes 2000. We have also requested certification of Year 2000 compliance from the vendor of the new SCADA, as well as the principal vendors of data processing serving our financial reporting, payroll, billing, customer information and shareholder record systems. The vendors have certified that their systems have been tested and will work properly. We believe we may reasonably rely on those certifications. We also expect to spend up to $10,000 to bring certain other operating systems, including our network of desktop personal computers, into Year 2000 compliance. Nonetheless, we may not have identified every computerized control device of ours which may be affected by Year 2000. Even if identified, we may not be able to reprogram or replace those devices before January 1, 2000. More importantly, we cannot assess the impact on us of failures of computer systems and control devices used by others. We are especially concerned about third parties who provide significant services and materials to process, treat and distribute water and to process, treat and dispose of wastewater, and about the possible failure of electric power and telecommunications or the inability to obtain diesel fuel for the Company's stand-by generators. The occurrence of any such Year 2000-related problem could have a material adverse effect on our financial condition and results of operations.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Cash dividends on our Common Stock have been paid each year since 1912, and the annual dividend has increased for 25 consecutive years. On October 22, 1998, the Board of Directors declared a quarterly cash dividend of $0.295 per share payable on December 1, 1998 to shareholders of record on November 16,1998.

     The Board of Directors' policy has been to pay cash dividends on the Common Stock on a quarterly basis. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by the Board of Directors. See "Description of Common Stock" for certain restrictions upon the payment of cash dividends.

     Our Common Stock is listed on the Nasdaq National Market and trades under the symbol "MSEX." On October 22, 1998, we had 2,271 common shareholders of record.

     The following table sets forth the range of sales prices of the Common Stock, as reported by the Nasdaq National Market and dividends paid thereon for the periods indicated.



                                                      SALES PRICE
                                               -------------------------
                                               HIGH                  LOW          QUARTERLY CASH DIVIDENDS
                                               ----                  ---          ------------------------
1998:

          Fourth Quarter (through            $24                   $21 1/4               $0.295
          October 30, 1998)

          Third Quarter                       22                    20 1/8                0.285

          Second Quarter                      21 1/4                19 1/4                0.285

          First Quarter                       22 1/2                19 7/8                0.285
                                                                                         ------
                                                                                         $1.150
                                                                                         ======

1997:

          Fourth Quarter                     $22 1/2               $18                   $0.285
          Third Quarter                       19 1/4                16 3/8                 0.28
          Second Quarter                      17 7/8                16 3/8                 0.28
          First Quarter                       18                    17                     0.28
                                                                                         ------
                                                                                         $1.125
                                                                                         ======

1996:

          Fourth Quarter                     $18 1/4               $16 3/4                $0.28
          Third Quarter                       18                    16                    0.275
          Second Quarter                      17 1/2                15 1/2                0.275
          First Quarter                       19 1/4                17 1/4                0.275
                                                                                         ------
                                                                                         $1.105
                                                                                         ======

     The book value per share of the Common Stock at September 30, 1998 was $12.20 per share. For a recent closing sale price of the Common Stock, as reported on the Nasdaq National Market, see the cover page of this Prospectus.

                           DESCRIPTION OF COMMON STOCK

     Our authorized capital stock consists of 10,000,000 shares of Common Stock, without par value, 149,980 shares (as of October 30, 1998) of Cumulative Preferred Stock, without par value, and 100,000 shares of Cumulative Preference Stock, without par value. As of October 30, 1998, there were 4,368,847 shares of Common Stock outstanding, four series of Cumulative Preferred Stock representing a total of 45,898 shares outstanding and no shares of the Cumulative Preference Stock outstanding. The issuance of the Common Stock offered hereby is subject to approval by the BPU. See "THE COMPANY --Regulation."

     The transfer agent for the Common Stock is Registrar and Transfer Company. Our outstanding Common Stock is traded on the over-the-counter market on the Nasdaq National Market System.

     Certain New Jersey state laws and provisions in our Restated Certificate of Incorporation may deter or prevent a change in control of us and/or a change in management, even if desired by a majority of the shareholders. See "--Voting Rights" and "--Restriction on Acquisitions."

     The following is a brief summary of certain information relating to our Common Stock. This summary does not purport to be complete and is intended to outline such information in general terms only.

DIVIDEND RIGHTS

     Our Restated Certificate of Incorporation provides that whenever full dividends have been paid on the Preferred Stock and the Preference Stock outstanding for all past quarterly periods, the Board of Directors may declare and pay dividends on the Common Stock out of legally available funds.

LIMITATIONS ON PAYMENT OF DIVIDENDS

     Under the terms of the Fourth Supplement to the Company's First Mortgage Bond Indenture, unless the holders of not less than 75% in principal amount of all first mortgage bonds consent in writing, the Company may not make a payment as a dividend or other distribution on capital stock issued by the Company or for the redemption or acquisition of capital stock issued by the Company, if the aggregate of all such payments made and to be made by the Company, including the proposed payment, during the period from October 1, 1948 to the date of the proposed payment would exceed the aggregate of (a) the consolidated net earnings of the Company for the period, and (b) the proceeds of the sale received by the Company for all capital stock issued by it subsequent to September 30, 1948; provided, that a dividend paid or to be paid in capital stock shall not be included in the aggregate of such payments.

     In addition, under the Thirteenth Supplement to the Company's First Mortgage Bond Indenture, the Company may not declare or pay any dividends on its Common Stock (except dividends in shares of its Common Stock) or make any distribution (except in shares of its Common Stock) or purchase or otherwise acquire any shares of its Common Stock for value if the aggregate amount of such dividends, distributions, purchases and acquisitions paid or made subsequent to December 31, 1972 exceeds the sum of the aggregate of the consolidated net income of the Company (as defined in the Thirteenth Supplemental Indenture) available for dividends on its Common Stock accumulated subsequent to December 31, 1971, plus $l.0 million.

     As of the date of this Prospectus, the payment of dividends by the Company has not been affected by these limitations.

VOTING RIGHTS

     Every holder of the Common Stock is entitled to one vote for each share held of record. The Company's Restated Certificate of Incorporation and By-laws provide for a Board of Directors divided into three classes of directors serving staggered three-year terms. A classified board has the effect of increasing the time required to effect a change in control of the Board of Directors. The Company's By-laws provide that nominations for directors must be (i) made in writing, (ii) received by the Secretary of the Company not less than 21 days prior to the date fixed for the meeting of stockholders and (iii) accompanied by the written consent of the nominee to serve as a director. In addition, the Restated Certificate of Incorporation provides that the By-laws may only be amended by stockholders if the holders of two-thirds or more of the issued and outstanding shares of Common Stock vote for the amendment. The Company's Restated Certificate of Incorporation also provides that stockholders may take action only at an annual or special meeting upon prior notice and pursuant to a vote.

     No holder of Preferred Stock or Preference Stock (none of which Preference Stock has been issued) has any right to vote for the election of directors or, except as otherwise required by law, for any other purpose; provided, however, that if and whenever dividends on the outstanding Preferred Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preferred Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the directors elected by the holders of the Common Stock. Whenever dividends on the outstanding Preference Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preference Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the members elected by the holders of the Common Stock and by the holders of the Preferred Stock. In addition, unless certain tests set forth in the Company's charter are met, the consent of the holders of a majority of the outstanding shares of Preferred Stock of all series, voting as a class, is required for issuance or sale of any additional series of Preferred Stock or any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or distributions. The consent of the holders of two-thirds in interest of the outstanding Preferred Stock of all series, voting as a class, is required to create or authorize any stock ranking prior to the Preference Stock as to dividends or in liquidation, or to create or authorize any obligation or security convertible into shares of any such stock, except that such consent is not required with respect to any increase in the number of shares of Preferred Stock which the Company is authorized to issue or with respect to the creation and establishment of any series of the Company's Preferred Stock.

LIQUIDATION RIGHTS

     Holders of Common Stock are entitled to share on a pro-rata basis, subject to the rights of holders of the Company's First Mortgage Bonds, Preferred Stock or Preference Stock, in the assets of the Company legally available for distribution to shareholders in the event of the Company's liquidation, dissolution or winding up.

RESTRICTION ON ACQUISITIONS

     As a New Jersey corporation with its headquarters and principal operations in the state the Company, is a "resident domestic corporation" as defined in New Jersey's Shareholder Protection Act (the "Act"). The Act bars any "business combination" as defined in that Act, (generally, a merger or other acquisition transaction) with any person or affiliate of a person who owns 10% or more of the outstanding voting stock of a resident domestic corporation for a period of five years after such person first owns 10% or more of such stock, unless the "business combination" both is approved by the board of directors of the resident domestic corporation prior to the time that person acquires 10% or more of the resident domestic corporation's voting stock and meets certain other statutory criteria.

                           DIVIDEND REINVESTMENT PLAN

     The Company has a Dividend Reinvestment and Common Stock Purchase Plan ("DRIP") under which participating shareholders may have cash dividends on all or a portion of their shares of Common Stock or Cumulative Preferred Stock automatically reinvested in newly issued shares of Common Stock and may invest at the same time up to an additional $25,000 per quarter in newly issued shares of Common Stock. Under the DRIP, the Company may permit the purchase of shares of Common Stock at 95% of market value for specified periods as announced by the Company from time to time. The Company last authorized the purchase of shares of Common Stock at 95% of market value during the period January 1, to June 1, 1998. As currently in effect, any purchase of shares under the DRIP is at full market value. No commission or service charge is paid by participants in connection with any of their purchases under the DRIP.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement among the Company and Edward D. Jones & Co., L.P. and Janney Montgomery Scott Inc. (the "Underwriters"), the Underwriters have severally agreed to purchase from the Company the aggregate number of shares of the Company's Common Stock set forth opposite their respective names below.

                                                               NUMBER
      UNDERWRITER                                            OF SHARES
      -----------                                            ---------
      Edward D. Jones & Co., L.P.......................
      Janney Mortgomery Scott Inc. ....................      ---------
                  Total................................
                                                             ==========



     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of the Common Stock offered hereby if any are taken (other than shares of Common Stock covered by the over-allotment option described below).

     The Underwriters have advised the Company that they propose to offer the Common Stock being purchased by them directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers which are members of the National Association of Securities Dealers, at such prices less a concession which shall not exceed $_____ per share of Common Stock. After the initial public offering, the public offering price and concessions may be changed by the Underwriters.

     The offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Common Stock in whole or in part.

     The Company has granted to the Underwriters an option for 30 days to purchase (at the Common Stock Public Price less the Underwriting Discounts and Commissions shown on the cover page of this Prospectus) up to 67,000 additional shares of Common Stock. The Underwriter may exercise such option only to cover over-allotments of shares of Common Stock made in connection with the sale of the shares offered hereby.

     In connection with this offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Stock than is set forth on the cover page of this Prospectus) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a short position created in connection with the Offering. A short position may be covered by exercise of the over-allotment option described above in lieu of or in addition to open market purchases. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Company and its directors and executive officers have agreed to enter into lock-up agreements pursuant to which they will agree that, subject to certain customary exceptions, they will not, without the prior written consent of Edward D. Jones & Co., L.P., for a period of 60 days from and after the date of this Prospectus, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company (other than shares issuable pursuant to a plan for employees in effect on the date of this Prospectus).

     The Company has agreed to indemnify the Underwriters and persons who control the Underwriters against certain liabilities that may be incurred in connection with the offering contemplated hereby, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                  LEGAL MATTERS

     Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed upon for the Company by Norris, McLaughlin & Marcus, P.A., Somerville, New Jersey. Certain legal matters will be passed upon for the Underwriters by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any of the reports and other information we file at the Commission's public reference facilities located in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, in New York located at 7 World Trade Center, Suite 1300, New York, New York 10048, and in Chicago located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of such material can also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public over the Internet at the Commission's web site which is located at the following address: http://www.sec.gov.

     This Prospectus is a part of a registration statement on Form S-3 (which, together with all exhibits filed along with it, will be referred to as the "Registration Statement") which we filed with the Commission to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the Registration Statement, including its exhibits, but are left out of this Prospectus in accordance with the rules and regulations of the Commission. To see more detail, you may wish to review the Registration Statement and its exhibits. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission's rules allow us to "incorporate by reference" the information we file with the Commission, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus. We incorporate by reference the documents listed below, which already have been filed with the Commission, and certain information we may file in the future will automatically update and take the place of information already filed. The following documents are incorporated by reference as of the date each was filed:
(a) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998; (b) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and (c) the Company's Current Report on Form 8-K filed on September 11, 1998.

     In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, before this stock offering ends, shall also be incorporated by reference in this Prospectus.

     You may request a copy of any of these filings. Such requests should be directed to: Ms. Marion F. Reynolds, Vice President, Secretary and Treasurer, Middlesex Water Company, 1500 Ronson Road, Iselin, New Jersey 08830, phone no.
(732) 634-1500. You will not be charged for these copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this Prospectus.

--------------------------------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS WHICH ARE NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SHARES OF COMMON STOCK COVERED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MIDDLESEX WATER COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OF COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.



                                 450,000 Shares

                             MIDDLESEX WATER COMPANY

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS

                                  ------------




                           EDWARD D. JONES & CO., L.P.

                                JANNEY MONTGOMERY
                                   SCOTT INC.

                               ____________, 1998

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with this Offering (all amounts are estimated except the registration fee) are as follows:

                                                                    TO BE PAID
                                                                      BY THE
                           ITEM                                       COMPANY
                           ----                                     -----------
   Securities and Exchange Commission registration fee......           3,198
   National Association of Securities Dealers, Inc. fee.....           1,700
   Nasdaq listing fee.......................................          10,340
   Accounting fees and expenses.............................          20,000
   Legal fees and expenses..................................          66,000
   Printing.................................................          25,000
   Blue Sky fees and expenses ..............................           5,000
   Transfer agent fees and expenses ........................           1,000
   Miscellaneous ...........................................           2,762
                                                                     --------
           Total............................................         $135,000
                                                                     ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 14A:3-5 of the New Jersey Business Corporation Act (the "NJBCA") gives the Company power to indemnify each of its directors and officers against expenses and liabilities in connection with any proceeding involving him by reason of his being or having been a director or officer if (a) he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and (b) with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. However, in a proceeding by or in the right of the Company, there shall be no indemnification in respect of any liabilities or expenses if the officer or director shall have been adjudged liable to the Company unless the Court in such proceeding determines he is entitled to indemnity for such liabilities and/or expenses. No indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to such director or officer establishes that his acts or omissions (a) were in breach of his duty of loyalty to the Company and its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the director or officer of an improper personal benefit.

The NJBCA defines an act or omission in breach of a person's duty of loyalty as an act or omission which that person knows or believes to be contrary to the best interests of the Corporation or its shareholders in connection with a matter in which he has a material conflict of interest. If a director or officer is successful in a proceeding, the statute mandates that the Company indemnify him against expenses.

     Article V of the Company's By-laws provides:

          "Any present or future director or officer of the Company and any present or future director or officer of any other corporation serving as such at the request of the Company because of the Company's interest in such other corporation, or the legal representative of any such director or officer, shall be indemnified by the Company against reasonable costs, expenses (exclusive of any amount paid to the Company in settlement), and counsel fees paid or incurred in connection with any action, suit, or proceeding to which any such director or officer or his legal representative may be made a party by reason of his being or having been such director or officer; provided, ( 1 ) said action, suit, or proceeding shall be prosecuted against such director or officer or against his legal representative to final determination, and it shall not be finally adjudged in said action, suit, or proceeding that he had been derelict in the performance of his duties as such director or officer; or (2) said action, suit or proceeding shall be settled or otherwise terminated as against such director or officer or his legal representative without a final determination on the merits, and it shall be determined by the Board of Directors (or, at the option of the Board of Directors, by a disinterested person or persons selected by the Board of Directors to determine the matter) that said director or officer had not in any substantial way been derelict in the performance of his duties as charged in such action, suit, or proceeding. The right of indemnification provided by this By-law shall be in addition to and not in restriction or limitation of any other privilege or power which the Company may have with respect to the indemnification or reimbursement of directors, officers, or employees."

     The Company has in effect a $20,000,000.00 policy of insurance indemnifying it against certain liabilities to directors and officers of the Company, and indemnifying directors and officers of the Company against certain of the liabilities which they may incur in acting in their capacities as such, all within specific limits. The insurance was purchased from the Federal Insurance Company, a subsidiary of the Chubb Group of Insurance Companies, for a term expiring May 31, 2001.

     Pursuant to Section 14A:2-7 of the NJBCA, the Company's shareholders adopted an amendment to the Company's Certificate of Incorporation which provides that a director or officer shall not be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the Company or its shareholders, (b) not in good faith or involving a knowing violation of law or
(c) resulting in receipt by such person of an improper personal benefit.

ITEM 16. EXHIBITS

     Exhibits designated with an asterisk (*) are filed herewith. The exhibits not so designated have heretofore been filed with the Commission and are incorporated herein by reference to the documents indicated.

Exhibit
   No.                     Document Description
-------                    --------------------
 1.1*        Form of Underwriting Agreement

 3.1 Restated Certificate of Incorporation of the Company, as amended, is incorporated herein by reference to
             Exhibit 3.1 to the Company's Annual Report on
             Form 10-K for the year ended December 31, 1997.

 3.2 Bylaws of the Company, as amended, is incorporated herein by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

 4.1 Form of Common Stock Certificate, is incorporated by reference to Exhibit 2(a) filed with the Company's Registration Statement No. 2-55058

 4.2         Articles 7A through 7F, 8, 9 and 10 of the Restated
             Certificate of Incorporation as amended are incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the
             Year ended December 31, 1997.

  5*         Opinion of Counsel Re: Legality of Securities Registered

  23.1*      Independent Auditors' Consent

  23.2*      Consent of Counsel is included in its legal opinion as Exhibit 5

  24 Power of Attorney (is included as a part of the signature page of this registration statement)

Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be available to directors, officers and controlling persons of the Company pursuant to the New Jersey Business Corporation Act, the By-laws of the Company, the Underwriting Agreement, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Woodbridge, State of New Jersey on the 3rd day of November, 1998.

                                      MIDDLESEX WATER COMPANY

                                      By: /s/ J. RICHARD TOMPKINS
                                          --------------------------------------
                                          J. Richard Tompkins
                                          President and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Richard Tompkins and A. Bruce O'Connor, and either of them (with full power in each to act alone), his true and lawful attorneys-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.




         Person                                      Capacity                             Date
         ------                                      --------                             ----
/s/ J. RICHARD TOMPKINS
-----------------------------------                  Chairman of the Board,               November 3, 1998
J. Richard Tompkins                                  President, Chief Executive
                                                     Officer and Director


/s/ JOHN C. CUTTING
-----------------------------------                  Director                             November 3, 1998
John C. Cutting





/s/ ERNEST C. GERE
-----------------------------------                  Director                             November 3, 1998
Ernest C. Gere

/s/ JOHN P. MULKERIN
-----------------------------------                  Director                             November 3, 1998
John P. Mulkerin

/s/ STEPHEN H. MUNDY
-----------------------------------                   Director                             November 3, 1998
Stephen H. Mundy

/s/ PHILIP H. REARDON
-----------------------------------                  Director                             November 3, 1998
Philip H. Reardon

/s/ RICHARD A. RUSSO
-----------------------------------                  Director                             November 3, 1998
Richard A. Russo

/s/ WILLIAM  E. SCOTT
-----------------------------------                  Director                             November 3, 1998
William  E. Scott

/s/ JEFFRIES SHEIN
-----------------------------------                  Director                             November 3, 1998
Jeffries Shein

/s/ A. BRUCE O'CONNOR
-----------------------------------                  Vice President and Controller        November 3, 1998
A. Bruce O'Connor                                    (Chief Financial Officer)

                                 EXHIBIT INDEX

     Exhibits designated with an asterisk (*) are filed herewith. The exhibits not so designated have heretofore been filed with the Commission and are incorporated herein by reference to the documents indicated.

Exhibit
   No.                     Document Description
-------                    --------------------
 1.1*        Form of Underwriting Agreement

 3.1 Restated Certificate of Incorporation of the Company, as amended, is incorporated herein by reference to
             Exhibit 3.1 to the Company's Annual Report on
             Form 10-K for the year ended December 31, 1997.

 3.2 Bylaws of the Company, as amended, is incorporated herein by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

 4.1 Form of Common Stock Certificate, is incorporated by reference to Exhibit 2(a) filed with the Company's Registration Statement No. 2-55058

 4.2         Articles 7A through 7F, 8, 9 and 10 of the Restated
             Certificate of Incorporation as amended are incorporated herein by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the
             Year ended December 31, 1997.

  5*         Opinion of Counsel Re: Legality of Securities Registered

  23.1*      Independent Auditors' Consent

  23.2*      Consent of Counsel is included in its legal opinion as Exhibit 5

  24 Power of Attorney (is included as a part of the signature page of this registration statement)